Exhibit 99.2

SUNTECH SUBSIDIARY SPI EXTENDS DEFINITIVE MORATORIUM

WUXI, China, Dec. 12, 2013 /PRNewswire/ — Suntech Power Holdings Co., Ltd. (OTC: STPFQ) (the “Company” or “Suntech”) today announced that Suntech Power International Ltd. (“SPI”), its principal operating subsidiary in Europe, has been granted an extension of its definitive moratorium on creditor claims from the judicial authorities in Schaffhausen, Switzerland until June 19, 2014.

Previously on June 18, 2013, the Company announced that SPI had been granted a definitive moratorium for a six month period which may be extended thereafter.

The extension of the definitive moratorium allows SPI additional time to restructure its debt and reach an agreement with its creditors.

About Suntech

Suntech Power Holdings Co., Ltd. (OTC: STPFQ) produces solar products for residential, commercial, industrial, and utility applications. Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the ability of SPI to successfully restructure its debt and reach an agreement with its creditors. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Ryan Scott Ulrich
Public Relations and Investor Relations Director
Ph: +86 510 8531 8654
Email: ryan.ulrich@suntech-power.com

SOURCE Suntech Power Holdings Co., Ltd.